February 4, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 966-9409

Peter D. Griffith
President and Chief Executive Officer
FedFirst Financial Corporation
Donner at Sixth Street
Monessen, Pennsylvania 15062

Re:	FedFirst Financial Corporation
	Amendment No. 1 to Form SB-2, filed January 27, 2005
	File No. 333-121405

Dear Mr. Griffith:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reason for the Offering - page 6

1. At the bottom of page 6, please disclose the dollar amount of core capital and the amount to be qualified as "well capitalized."

Use of Proceeds - page 21

2. Disclose that you are in the early stages of selecting a site for a new branch. Disclose the estimated amount to open a new branch. If you have no estimate, so state and disclose the range of costs to open other branches.



Analysis and Determination of the Allowance for Loan Losses - pages
61 & 62

3. We note your revised disclosure on page 62 in response to our prior comment 23 that during 2003 you applied the same loss factors to purchased residential and multi-family loans as you applied to your originated loans. Please revise to disclose the following:
* The reasons it is difficult for you to assess the future performance of these loans;
* The significant factors and characteristics of the purchased residential and multi-family loans that you determined were similar to your originated loans when deciding to apply the same loss factors; and
* The impact, if any, on the unallocated portion of your allowance, in light of the difficulty in assessing the future performance of these loans.

Liquidity Management - page 65

4. We note your supplemental response to our prior comment 24 that you are unable, without undue burden and expense, to calculate gross loan originations for a particular period. In light of the reporting requirements of Thrift Financial Report`s Schedule CF and the significance of an investor`s consideration of loan origination volume, please revise to separately quantify the gross cash flows for originations and principal repayments of loans receivable for each period presented. Please supplementally tell us the amount of loan originations and principal repayments that you have provided to OTS per the reporting requirements mentioned above for each of the last two years. If you have received any waivers or concessions of disclosure requirements with respect to this disclosure item, please supplementally tell us the date and terms of the waiver.

5. Please revise to describe and quantify changes in your funding mix
(i.e. deposits, advances, other borrowings) and relative cost of funding and any expected changes to the mix in the future.

Directors` Compensation - page 72

6. We note your response to prior comment 26, but it does not appear that the amount of the insurance premiums paid by the company have been included in the disclosure. Please revise.

Change in Accountants - Page 109

7. We note your revised disclosure in response to prior comment
31.
As you engaged a new independent auditor to audit your 2002 and
2003
financial statements, we believe that Parente Randolph was dismissed or resigned as your principal independent accountant. . Please revise to specifically state that Parente Randolph was dismissed or resigned and the date thereof. Provide an updated letter from Parente Randolph stating whether it agrees with the statements made and, if not, stating the respects in which it does not agree.

8. We note your supplemental responses to our prior comments 32 and
33. As the prohibited non-audit services were performed during the
2004 audit period we do not consider Parente Randolph to be independent in relation to the 2004 year end audit.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 824-2906 or Joyce Sweeney, Senior Accountant at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Paul M. Aguggia, Esq.
	Aaron M. Kaslow, Esq.
	Muldoon Murphy Faucette & Aguggia LLP
	5101 Wisconsin Avenue, N.W.
	Washington, D.C. 20016
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FedFirst Financial Corporation
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